Exhibit 99.1

SilverCrest Reports High Grade Surface Sampling and
Additional Drill Results - 157m @ 94.1 gpt Ag Eq* at La Joya

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – September 27, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the results of an additional 15 holes of the Phase II drill program and additional surface sampling currently underway at its La Joya Property in Durango, Mexico.  The Phase II drill program has been expanded by 10 holes to 90 holes totaling 20,000 metres. Phase II drilling reported to date has extended the Main Mineralized Trend (“Trend”) beyond the area containing the current Inferred Resource of 101.9 million ounces Ag Eq.*(see News releases dated March 20 and May 7, 2012 and attached figure). Newly constructed drill roads have exposed high grade surface mineralization with Ag Eq values ranging from 72.6 grams to 187.6 grams over sample intervals ranging from 39.7 metres to 99 metres.   Drilling and surface sampling has now extended the Trend to approximately 2.5 kilometres with an average width of approximately 700 metres. Please reference our revised website at www.silvercrestmines.com for more information, photos and figures on La Joya.

J. Scott Drever, President stated: ”Since announcing the Inferred Resource of more than 100 million ounces Ag Eq. at La Joya, we have completed an additional 64 core holes in the expanded Phase II program of 70 core and 20 RVC holes. The drill results continue to support our large tonnage silver deposit model and the extensive surface sampling in conjunction with certain drill holes support the concept of a potentially higher grade, open pit concept.  The remaining drill holes will be directed to establishing additional resources and a basis for a conceptual open pit evaluation.”

Drilling and surface sampling confirms the presence of multiple mineralized systems with metal content dependent on proximity to an underlying intensive body which comes to surface in the southwest portion of the Trend. There is distinct zonation of metals both vertically and laterally that has created an Ag, Au, Cu zone along the main portion of the Trend and a near surface tungsten (W), Cu, Au zone on the southwest portion of the Trend. Tungsten mineralization adjacent to the intrusive(s) is found in virtually all the holes drilled to date.

Five of the 15 holes reported in the tables and text below continued to test the southern extension of the Trend and the remaining 10 holes focused on the delineation of the Contact Zone within the Trend and Santo Nino Target. An extensive, channel surface sampling program along new road cuts has been completed within the Trend and subsequent Contact Zone area with 196 recent assay results. Composites of the surface sampling results are presented in the Tables below and attached figure: http://media3.marketwire.com/docs/SVL0927.pdf.

Silver values in this series of core holes and surface channel samples along the Trend  range from 1.6 gpt to 119.1 gpt and on a silver equivalent* basis values range from 11.0 gpt to 200.3 gpt Ag Eq. Mineralized intervals range from 8.9 metres to 305.0 metres. True thicknesses of mineralized intercepts can be approximated from cross sections of previously announced drill holes in associated areas. The most significant assay results are shown in the following tables;

Main Mineralized Trend (Ag, Au, Cu)

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	Ag Eq* gpt
L J DD12-63 (180, -45)	92.0	117.0	25.0	36.5	0.06	0.36	51.9
L J DD12-65 (180, -45)	4.0	161.0	157.0	52.0	0.24	0.35	94.1
includes	38.8	90.3	51.5	57.3	0.24	0.41	104.3
includes	100.2	133.6	33.4	119.1	0.24	0.81	200.3
L J DD12-68 (330, -45)	164.4	190.6	31.2	20.3	0.12	0.43	63.1
L J DD12-70 (330, -45)	199.6	208.5	8.9	23.4	0.04	0.42	62.0
L J DD12-71 (180, -45)	0.0	126.0	126.0	13.0	0.40	0.10	41.3
includes	38.1	68.8	30.7	25.3	0.27	0.74	86.3
	162.0	171.0	9.0	17.9	0.16	0.36	57.1

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum, tin and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded.
Intervals are sampled or drilled widths. True thicknesses of mineralized intercepts can be approximated from cross sections of previously announced drill holes in associated areas.

All sample analyses presented in this news release were completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, BC, Canada.

Mineralized Trend Surface Sampling

Continuous surface channel sampling along newly cut access roads has helped define the potential of near-surface higher grade Ag-Au-Cu mineralization in the central and southern areas of the Trend. Results represent new surface exposures of both manto and structure/stockwork related mineralization with up to 99 metres grading 116.8 gpt Ag, 0.32 gpt Au, 0.63% Cu or 187.6 gpt Ag Eq.

Sample ID	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	Ag Eq* gpt
SC12-1	0.0	66.0	66.0	58.4	0.14	0.47	94.2
includes	0.0	12.0	12.0	104.4	0.12	0.91	188.4
SC12-2	0.0	55.0	55.0	39.7	0.09	0.32	72.6
includes	0.0	15.0	15.0	121.0	0.08	0.99	207.6
SC12-3	0.0	64.0	64.0	70.9	0.24	0.59	134.6
includes	49.0	59.0	10.0	206.0	0.85	2.07	427.0
SC12-4	0.0	99.0	99.0	116.8	0.32	0.63	187.6
includes	0.0	25.0	25.0	268.7	0.20	1.12	375.6
SC12-5	0.0	89.0	89.0	72.2	0.10	0.36	108.7
includes	0.0	15.0	15.0	121.0	0.08	0.95	207.6

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum, tin and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded.
Intervals are sampled or drilled widths. True thicknesses of mineralized intercepts can be approximated from cross sections of previously announced drill holes in associated areas.

Contact Zone (W, Cu, Au) and Santo Nino Target (massive sulphides, W, Cu)

Eight holes were drilled on the near-surface portion of the Contact Zone which is located within the Trend boundaries but is a separate target from the manto and structure mineralization. The Trend mineralization is located geologically and vertically above the Contact Zone. The Contact Zone mineralization consists of skarning with stockwork veining and occurs adjacent to intrusive stock and dykes which are exposed at surface in the southwestern portion of the Trend.  Copper and gold values appear to be higher on the eastern edge of the Contact Zone compared to the western edge. Contact Zone holes also contain anomalous Pb, Zn, Mo and Sn.

Partial drilling of the Contact Zone shows consistent intercepts of wide-spread tungsten (W03), gold (Au), copper (Cu) mineralization from surface to depth (up to approximately 300 metres vertical). All drilling to date that has intercepted intrusive(s) has also  intercepted the Contact Zone over an area of approximately 2.5 kilometres by 1.2 kilometre with estimated thicknesses ranging from 10 to  200 metres. The Contact Zone is considered a “potential large bulk tonnage tungsten target” which will be presented in the next resource estimation due in Q4 2012. Continuous channel sampling along new access roads shows tungsten mineralization up to 305 metres grading  0.063% W03 with anomalous grades of Au, Cu, Ag (see Table below and attached Figure).

Hole L J DD12-74 was drilled on the Santo Nino Target approximately 1 kilometre east of the Trend and intercepted 35.2 metres of massive and semi-massive sulphides grading 52.2 gpt Ag, 0.05 gpt Au and 1.6% Cu with 0.037% W03. This is considered a new discovery at La Joya. Further drilling is planned to determine the dimensions of this mineralization.

Contact Zone and Santo Nino Target (W, Cu, Au)

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	W03%	Ag Eq* gpt
Contact Zone
L J DD12-60 (20, -45)	0.0	82.5	82.5	8.6	0.12	0.14	0.063	26.9
L J DD12-61 (0, -45)	0.0	80.0	80.0	2.4	0.15	0.06	0.055	15.2
L J DD12-62 (45, -45)	0.0	152.3	152.3	4.9	0.22	0.16	0.059	30.1
L J DD12-63 (180, -45)	97.0	201.0	104.0	7.7	0.08	0.16	0.022	25.6
L J DD12-64 (30, -45)	4.0	156.0	154.0	1.6	0.10	0.04	0.052	11.0
L J DD12-66 (180, -50)	4.0	106.5	102.5	4.8	0.20	0.15	0.063	28.1
L J DD12-72 (20, 45)	0.0	127.0	127.0	3.0	0.08	0.06	0.059	12.5
L J DD12-73 (20, 45)	4.0	116.0	110.0	6.7	0.07	0.07	0.056	16.1

Surface Samples
SC12-6	0.0	305.0	305.0	4.4	0.09	0.13	0.063	20.2
SC12-7	0.0	118.0	118.0	5.3	0.20	0.13	0.086	27.2
SC12-8	0.0	107.0	107.0	9.9	0.29	0.28	0.067	48.9

Santo Nino
L J DD12-74 (315, 45)	47.0	278.0	231.0	13.5	0.03	0.31	0.028	41.5
includes	212.3	247.5	35.2	52.2	0.05	1.60	0.037	196.3

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum, tin and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded.
Intervals are sampled or drilled widths. True thicknesses of mineralized intercepts can be approximated from cross sections of previously announced drill holes in associated areas.

Near surface tungsten/molybdenum mineralization encountered in both the Contact Zone and at the adjacent Coloradito target have grades similar to current economic or potentially economic near surface bulk tonnage deposits such as Thompson Creek Mine, ID (0.046 to 0.081 % Mo), Endako, BC (0.030 to 0.046 % Mo) Sisson, NB (0.031% Mo, 0.094% WO3), and El Creston, Mexico (0.071% Mo, 0.06% Cu).  All references are from public company websites. Tungsten mineralization at the Coloradito target is up to 116 metres thick grading 0.048% Mo to 0.098% WO3.

Hole L J DD12-67 and L J DD12-69 encountered only intrusive and showed no significant mineralization.

The Phase II drill program is designed to test approximately 2.5 kilometres of the Trend which includes at least 8 near-vertical structures/stockwork zones, 14 near-horizontal, stacked mantos plus the Contact Zone which is adjacent to the underlying intrusive. Drilling on the southern extension of the Trend and Contact Zone continues with three core drill rigs. A reverse circulation drill is expected to be added in October 2012. Based on Company surface mapping, sampling and historic drill hole results, the southern area is thought to be potentially the highest grade area along the Trend. The Company is currently examining the potential for a near-surface, higher grade, low strip open pit as a conceptual “starter pit” that will be evaluated in an upcoming Preliminary Economic Assessment.

Core samples for holes L J DD12-75 to L J DD12-90 are currently being logged, sampled or are in the laboratory for analysis. The Company is currently drilling hole L JDD12-93 located on the southern part of the Trend. Assays for the next series of holes will be reported upon receipt and compilation. Several holes contain anomalous molybdenum, tungsten, tin, lead and zinc values over significant widths in the skarn. The significance of these associated mineral zones is being examined with partial near-surface tungsten results presented in the Table above.

The La Joya Deposit (Mineral Mineralized Trend) currently has estimated Inferred Resources of:

CATEGORY**	CUT OFF GRADE (AG EQ.* GPT)	TONNES (000’s)	AG GPT	AU GPT	CU %	CONTAINED AG OZ (000’s)	CONTAINED AU OZ (000’s)	CONTAINED CU LBS (000’s)	CONTAINED AG EQ. OZ* (000’s)
INFERRED***	15	57,940	28.0	0.18	0.21	51,348	333.4	270,296	101,918
	30	35,500	39.0	0.22	0.30	44,300	246.0	237,500	86,400

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

*** Mineralization boundaries used in the interpretation of the geological model and resource estimates are based on cutoff grades of 15 gpt Ag Eq and 30 gpt Ag Eq using the metal price ratios described above.

Please refer to the January 4, 2012 news release and to the La Joya NI 43-101 Technical Report dated February 20, 2012 for further details of the Inferred Resource estimate.

The core drilling of the Phase II drill program is anticipated to be complete in October, 2012 with a subsequent revision and announcement of updated resources in Q4 2012. Extensive metallurgical test work is underway to examine the amenability and potential metallurgical recoveries of Ag, Au, Cu, W, Mo, Sn, Zn and Pb.  Test work results will be presented in the next NI 43-101 Technical Report.

The current NI43-101 resource estimate for La Joya is 101.9 million ounces of silver equivalent as set out in the table above. Based on the current geologic model, drilling and sampling from the Phase I & II programs it is reasonable that the recently discovered mineralized systems could potentially result in a 50 to 100% increase in current inferred mineral resources. This potential increase in resources is conceptual in nature and insufficient exploration has been completed to define the additional mineral resource. It is uncertain that further exploration will result in the recently discovered mineralized systems being delineated as a new mineral resource.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL NYSE MKT:SVLC) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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